Exhibit 99.3

EXTRAORDINARY GENERAL MEETING
OF ARGENX SE

EXPLANATORY NOTES

The following items on the agenda of the meeting shall be discussed and/or put to a vote. The numbers in the list correspond to the numbers on the agenda.

1.         Amendment of the remuneration policy (voting item)

The actual remuneration policy was adopted by the general meeting of shareholders on 28 April 2016. In line with the actual remuneration policy, the board of directors has considered the appropriateness of the Reference Group (as defined in the remuneration policy) and the market level of remuneration, taking into account the further development and evolution of argenx SE (the Company). The conclusions of this review resulted in an update of the remuneration policy in order to appreciate the contribution of the board committees as well as to properly reflect the US component of the Company’s activities.

2.         Authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital at the date of the general meeting, for a period of 18 months from the general meeting (voting item)

This agenda item proposes to replace the currently existing authorization of the board of directors to issue shares in the share capital of the Company up to a maximum of 20% of the outstanding capital with a new authorization to designate the Board as the corporate body competent to issue ordinary shares in the capital of the Company and grant rights to subscribe for ordinary shares in the capital of the Company at any time during a period of 18 months as of the date of this general meeting up to a maximum of 20% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of this general meeting. For the avoidance of doubt: this authorization is in addition to the current authorization to issue shares pursuant to the exercise of stock options.

3.         Authorization of the board of directors to, insofar necessary, limit or exclude pre-emptive rights regarding an issuance of new shares for a period of 18 months from the general meeting (voting item)

This agenda item proposes to grant the board of directors the authority to limit or exclude pre-emptive rights in relation to any issuance of shares to which the board of directors may resolve as authorized under 2. above.